Public

21002916

N

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONMOUTH CAPITAL MANAGEMENT,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 CRAWFORDS CORNER RD SUITE 4127
(No. and Street)

COLTS NECK (City) NJ (State) 07722 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA CPA, PC
(Name – *if individual, state last, first, middle name*)

278 ROUTE34 (Address) MATAWAN (City) NJ (State) 07746 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JACK D. FALLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONMOUTH CAPITAL MANAGEMENT,LLC, as of FEBUARY 17, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLAINCE OFFICER

Title

ROBERT E JOHNSON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 10, 2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

MONMOUTH CAPITAL MANAGEMENT, LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 135,712
Deposit with Clearing Firm	50,000
Receivable from Broker-Dealer	37,162
Prepaid expenses	19,130
Total Current Assets	242,004
Fixed Assets (less accumulated depreciation)	74,070
Other Assets	6,700
Total assets	$ 322,774
Liabilities and Member's Equity	
Accrued expenses and accounts payable	$ 29,567
SBA- EIDL Loan Payable	34,318
Total Current Liabilities	63,885
Long Term Liabilities	
SBA Loan Payable	152,589
Lease Liablity	73,200
Total Long Term Liabilities	225,789
Total Liabilities	289,674
Member's Equity	
Member's equity	33,100
Total liabilities and member's equity	$ 322,774

The accompanying notes are an integral part of these financial statements.

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

NOTE 1: Organization and Nature of Business

Monmouth Capital Management, LLC (the "Company") is registered as a broker-dealer in securities pursuant to Section 15(b) of the Securities and Exchange Act of 1934. The Company was formed In in the State of New Jersey as a Limited Liability Company on August 22, 2017. The firm was approved by FINRA and the SEC for membership on July 25, 2018 and is currently registered in 44 states in the United States. The firm's parent is Monmouth Capital Holdings ,LLC. The firm's primary business line is the trading of listed equity as an introducing broker-dealer the firm does not hold customer cash or securities, nor does the firm maintain inventory positions or trade for its own account.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominate practices in the broker-dealer industry and adhere to accounting principles generally accepted in the United States of America.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, actual results could differ from those estimates.

Income Taxes

The company Is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly, the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 2020, the firm does not maintain a money market account so the discussion of a money market fund, the firm maintains a checking account for the benefit of the firm that is utilized to pay the firm's operating expenses and where revenue from the clearing firm will wire the revenue earned by the firm.

Note 3: Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

NOTE 3: Revenue from Contracts with Customers (continued)

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregation of revenue, for the year ended December 31, 2020, can be found on the accompanying statement of operations.

NOTE 4: Concentration of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limits.

NOTE 5: Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $50,000. As of December 31, 2020, a deposit of $50,000 is included in deposit with clearing organization on the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential number of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

NOTE 6: Leases

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

NOTE 6: Leases (Continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	86,700
Variable lease cost	-
	$86,700

Amounts reported in the consolidated balance sheet as of December 31, 2020 were as follows: Operating leases:

Operating lease ROU assets	$83,450
Operating lease liabilities	$83,450

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

2021	$ 42,975
2022	37,075
Total	79,050
Less imputed interest	(1,349)
Total Lease Liabilities	$ 77,701

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

NOTE 7: Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, as amended, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. On December 31, 2020, the Company had net capital of which exceeded requirements by the ratio of aggregate indebtedness to net capital was 4.5 to 1.

NOTE 8: Related Party Transactions

The parent made additional contributions for the year ending December 31, 2020 of $67,500 and distributions to the parent were made in the amount of $122,742.

NOTE 9: Notes Payable

Paycheck Protection Program Loan

On May 2, 2020, the Company applied for and received a loan from the Wells Fargo Bank, N.A. in the aggregate principal amount of $34,318 (the "PPP Loan") pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The PPP Loan is evidenced by a promissory note dated May 2, 2020, issued by Wells Fargo Bank, N.A. The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The Company received the funds on May 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Proceeds from the PPP Loan, in compliance with the CARES Act, were used to fund designated expenses, including commissions and other permitted expenses. Under the terms of the PPP, subject to specific limitations, up to the entire amount of principal and accrued interest may be forgiven to the extent PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and applicable implementing guidance issued by the U.S. Small Business Administration under the PPP. Due to the anticipation of the PPP Loan forgiveness and immateriality, the management decided not to accrue interest on the PPP Loan for the year ended December 31, 2020. While the Company currently believes that its use of the PPP proceeds will meet the conditions for forgiveness under the PPP, no assurance is provided that the Company will obtain forgiveness of the Loan in whole or in part.

MONMOUTH CAPITAL MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2020

Economic Injury Disaster Loan

On July 16, 2020, The Company received a loan (the "EIDL Loan") from the SBA under its Economic Injury Disaster Loan ("EIDL") assistance program in light of the impact of the COVID-19 pandemic on the Company's business.

The principal amount of the EIDL Loan is $150,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum effective 08/16/2020. Installment payments, including principal and interest, are due monthly beginning July 16, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note.

In addition, the Company received a $4,000 advance, which does not have to be repaid. The Company accrued $2,589 in interest as of December 31, 2020.

Aggregate maturities of the EDIL Loan are as follows:

Year Ending	Amount
12/31/2021	$ 3,655
12/31/2022	8,772
12/31/2023	8,772
12/31/2024	8,772
12/31/2025	8,772
Thereafter	223,686
Total	$ 262,429

NOTE 10: COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11: Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020 through February 17, 2021 and determined that there are no material events that would require disclosures in the Company's financial statements.